Exhibit a(1)(P)

To:  {Employees who have made elections}

Certain corrections had to be made today to data previously provided on the Stock Option Exchange Website.  As a result, all elections that were previously made through the website were erased.  If you are receiving this email, the website showed that you made an election prior to the data correction and your election was erased.  Please take a moment to log back onto the website, review your information and make your voluntary election.  We apologize for this inconvenience.

If you have any questions, please send an email to optionexchquestions@sonicdrivein.com or call the Stock Option Exchange hotline at 405-225-5250.